SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 8, 2016

Commission File Number: 001-34559

Syneron Medical Ltd.
(Translation of registrant's name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant  to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is the Joint Contribution Agreement, dated November 11, 2013, by and between Unilever Ventures and Syneron Medical Ltd., which was originally filed as Exhibit 4.20 to the Annual Report on Form 20-F filed by the Company on March 19, 2014.  Portions of the attached agreement have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

This Form 6-K is being filed to update the redactions contained in the agreement.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), on December 9, 2013 (Registration No. 333-192729), and on September 8, 2016 (Registration No. 333-213539).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.
By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: March 8, 2017